Exhibit 23

December 13, 2002

Dear Stockholder:

On November 22, 2002, we sent to you a copy of the InterTrust Technologies Corporation (“InterTrust”) Solicitation/Recommendation Statement on Schedule 14D-9 (the “Original Schedule 14D-9”) relating to the tender offer (the “Offer”) by Fidelio Sub, Inc., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Fidelio Acquisition Company, LLC, a Delaware limited liability company (“Parent”), whose members are Koninklijke Philips Electronics N.V., Sony Corporation of America and Stephens Acquisition LLC, to purchase all outstanding shares of InterTrust common stock for $4.25 per share, net to the seller in cash, without interest thereon and less any required withholding tax. The Offer was made pursuant to a merger agreement between InterTrust, Parent and Purchaser.

As you may be aware, several purported class action lawsuits on behalf of stockholders of InterTrust have been filed in connection with the proposed transaction. We have previously described this litigation in our Original Schedule 14D-9 and in an amendment thereto. Among the claims made by the plaintiffs in those lawsuits are that certain disclosures in our Original Schedule 14D-9 concerning the proposed transaction are inadequate. We believe that those claims are entirely without merit and that stockholders have already been provided sufficient information upon which to make a decision whether or not to tender their shares of InterTrust stock into the Offer. Nevertheless, we are furnishing to you the enclosed amended Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9 Supplement”) to address the issues raised in the lawsuits. The enclosed Schedule 14D-9 Supplement describes the alleged disclosure deficiencies being claimed by the plaintiffs, the disclosures that we have already provided which we believe are responsive to the alleged deficiencies and, where appropriate, provides additional non-material information. The enclosed Schedule 14D-9 Supplement also describes the lawsuits, as currently filed.

If there are further material developments relating to these lawsuits or the proposed transaction more generally, we will issue a press release describing such developments and file additional amendments to our Solicitation/Recommendation Statement on Schedule 14D-9. Stockholders are advised to check for subsequent amendments at www.sec.gov prior to tendering their shares of InterTrust stock.

Very truly yours,

David Lockwood
President and Chief Executive Officer